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                           April 6, 2022

       Erns Loubser
       Chief Financial Officer
       Greenbrook TMS Inc.
       890 Yonge Street, 7th Floor
       Toronto, Ontario, Canada M4W 3P4

                                                        Re: Greenbrook TMS Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed April 1, 2022
                                                            File No. 333-264067

       Dear Mr. Loubser:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Chris Bornhorst